Exhibit 99.3

025GOC Proxy - Common Shares - Annual General Meeting to be held on May 8, 2026 This proxy is solicited by and on behalf of TELUS management. .. COMMON VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the persons whose names are printed on this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call. To Receive Documents Electronically - You can enroll to receive future securityholder communications electronically after you vote using the internet. If you don’t vote online, you can still enroll for this service. Follow the instructions below. To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the internet, DO NOT mail back this proxy. Proxies submitted must be received by 5:00 pm (ET), on May 6, 2026. If the meeting is postponed or adjourned, proxies submitted must be received by 5:00 pm (ET) on the second-last business day before the reconvened meeting date. .. CONTROL NUMBER 1. As a holder you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this proxy (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse) and return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 pm (ET) on May 6, 2026 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. If you are voting by mail or delivery, the proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the holder. 4. The common shares represented by this proxy will be voted or withheld from voting as directed by you, however, if you do not give specific direction in respect of any matter, this proxy will be voted as recommended by management if you appoint as your proxy the persons whose names are printed on this proxy. 5. This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the Notice of Annual General Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the common shares shall be voted FOR the matters listed in items 1, 2, 3 and 4 on the reverse. 6. This proxy should be read in conjunction with the TELUS Corporation information circular accessible by following the instructions in the accompanying notice and access notification to shareholders. Notes to proxy Fold Fold • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • You can attend the meeting virtually by visiting telus.com/agm. For further information on the virtual meeting and how to attend, please view the information circular available on www.envisionreports.com/telus2026. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class Holder Account Number MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 123 C1234567890 XXX CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free 12345 12345 12345

390329 .. AR1 025GPB Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than Messrs. Manley or Entwistle. I/We being holder(s) of TELUS Corporation common shares hereby appoint: John Manley, Chair of TELUS Corporation, or failing him, Darren Entwistle, President and CEO of TELUS Corporation OR as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of TELUS Corporation (the “Company”) to be held via live audio webcast online at telus.com/agm, on May 8, 2026 at 8:30 a.m. (PT), and at any postponement or adjournment thereof, to the extent permitted by law. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Fold Fold I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS These documents are available at telus.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you. I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT The annual report is available at telus.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you. NOTE: If you are appointing a proxyholder other than Messrs. Manley or Entwistle, you must return your proxy by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 p.m. (ET) on May 6, 2026 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. DD / MM / YY Signature(s) Date Signing Capacity 1. Election of Directors 2. Appointment of Auditors Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix their remuneration. For Withhold For Withhold For Withhold For Withhold 3. Advisory vote on Say on Pay Approve the Company’s approach to executive compensation. For Against 06. Martha Hall Findlay 07. Thomas E. Flynn 01. Raymond T. Chan 02. Hazel Claxton 03. Lisa de Wilde 08. Mary Jo Haddad 13. Denise Pickett 04. Victor Dodig 09. Christine Magee 05. Darren Entwistle 11. David Mowat 12. Marc Parent 14. W. Sean Willy 10. John Manley 4. Restricted Share Unit Plan Approve an increase to the share reserve under the Restricted Share Unit Plan. MR SAM SAMPLE 123 C1234567890 XXX TELQ XXXX 99999999999